838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 23-469 July 13, 2023

Platinum Group Metals Ltd. Reports Third Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the nine month period ended May 31, 2023 and provides an update and outlook.  The Company is focussed on advancing the Waterberg Project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access palladium, platinum, gold and rhodium ("4E") mine and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.

The Company's near-term objectives include the advancement of the Waterberg Project to a development and construction decision, including the arrangement of construction financing and concentrate offtake agreements.  The Company is also advancing an initiative through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technologies in collaboration with Anglo American Platinum Limited ("Anglo") and Florida International University ("FIU").

For details of the condensed consolidated interim financial statements for the nine month period ended May 31, 2023 (the "Financial Statements") and Management's Discussion and Analysis for the nine month period ended May 31, 2023(the "MD&A") please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On June 21, 2023, the Company reported that Lion Battery Technologies Inc. ("Lion") had engaged The Battery Innovation Center ("BIC") in Newberry, Indiana to help drive commercialization of its next generation platinum and palladium based battery chemistries. Lion is advancing both proprietary lithium-sulfur and enhanced lithium-ion (NMC) technology using the unique catalytic properties of platinum and palladium.  Under a scope of work, the BIC will conduct independent small and large scale trials to validate Lion's proprietary platinum and palladium based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells. Collaboration with BIC will also include additional research and development focused on improving performance and scale-up with the goal of creating prototypes for commercialization consideration in 2024.  Lion's target is to develop batteries with specific energies that are 20% to 100% higher than current technologies while meeting or exceeding their present cycle lives.

Platinum Group Metals Ltd.	…2

On June 9, 2023, the Company reported that the Japan Organization for Metals and Energy Security ("JOGMEC") and Hanwa Co. Ltd. ("Hanwa") had established a special purpose company, HJ Platinum Metals Ltd. ("HJM"), to hold and fund their future equity interests in the Waterberg Project.  The combined interests of JOGMEC (12.195%) and Hanwa (9.755%) were consolidated into a 21.95% interest for HJM going forward, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

On May 17, 2023, the Company reported that exploration borehole WE153 had intercepted platinum group metals mineralization consistent with both the T Zone and F Zone as found within the mineral resources and reserves of the Waterberg Project.  Borehole WE153 was collared on prospecting rights owned by Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") located adjacent to the north of the Waterberg Project mining right.  See the Company's May 31, 2023 MD&A for full details and assay results.

On March 30, 2023, the Company reported positive results from a completed infill drill campaign at the Waterberg Project.  Assay results for sixteen planned F Zone boreholes were disclosed.  During February 2023, recovered drill cores were logged and mineralized intercepts were sampled and sent for assay by Intertek Genalysis Minerals in Australia.  Results will be incorporated into a definitive feasibility study update now underway and described more fully below.

On March 24, 2023, the directors, and shareholders of Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") approved a stage two budget of $3.6 million (the "Stage Two Budget") for continued work on the Waterberg Project.  The Stage Two Budget, covering the period from April 1, 2023 to August 31, 2023, is a subcomponent of the $21 million Work Program (as defined below) approved in principle on October 18, 2022.

On February 21, 2023, the U.S. Patent and Trademark Office issued FIU a fifth patent, No. 11,588,144 B2, entitled "Battery Cathodes for Improved Stability".  The patent involves the fabrication of cathodes using palladium as a catalyst in carbon nanotubes.  The carbon structure provides a barrier between the catalyst and the electrolyte, thereby increasing the stability of the electrolyte during charging and discharging of a battery.  Further patents are currently applied for.  Under an agreement between Lion and FIU (the "Sponsored Research Agreement"), Lion has exclusive rights to all intellectual property being developed by FIU including the patents granted.

On January 26, 2023, the Company reported positive results from the infill drill campaign at the Waterberg Project.  Assay results for sixteen planned T Zone boreholes and one of sixteen planned F Zone boreholes were disclosed.  Recovered drill cores were logged and mineralized intercepts were sampled and sent for assay by Intertek Genalysis Minerals in Australia.

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On November 10, 2022, the South African Supreme Court of Appeal (the "Supreme Court") dismissed an August 31, 2022 application by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") seeking leave to appeal the June 14, 2022 South African High Court (the "High Court") ruling dismissing their challenge to the 2018 sale of the Maseve Mine and awarding costs to the defendants.  Costs were again awarded to the defendants.  On July 10, 2023, the Company received notice that Africa Wide had applied for a reconsideration of the ruling of the Supreme Court of Appeal.  Notwithstanding the lack of merit and unusual nature of this application, it was filed nearly seven months past the deadline for such a submission.  The Company will oppose the application.

On October 18, 2022, the directors and shareholders of Waterberg JV Co. approved in principle a pre-construction work program (the "Work Program") for the Waterberg Project amounting to approximately $21 million over a 23-month period ending August 31, 2024.  From the Work Program an initial budget (the "Initial Budget") of approximately $2.5 million was approved for expenditure by March 31, 2023.

On October 13, 2022, the South African Department of Mineral Resources and Energy ("DMRE") ruled to dismiss a series of appeals filed in 2021 against the grant of the Waterberg Mining Right.  In its ruling the DMRE provided the regulatory reasons why each appeal was denied and confirmed the DMRE's assessment that Waterberg JV Co. has complied with Black Economic Empowerment requirements and Social and Labour Plan community consultation procedures.

On October 4, 2022, the U.S. Patent and Trademark Office issued FIU a fourth patent, No. 11,462,743 B2, entitled "Battery Comprising a Metal Interlayer".  The patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion has exclusive rights to all intellectual property being developed by FIU including the patents granted.

On July 27, 2022, the Company entered into an Equity Distribution Agreement with BMO Nesbitt Burns Inc. (the "Canadian Agent") and BMO Capital Markets (the "U.S. Agent" and together with the Canadian Agent, the "Agents") for a new at-the-market equity program (the "2022 ATM") to distribute up to $50.0 million (or the equivalent in Canadian dollars) of Common Shares (the "Offered Shares").  The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion.  The Offered Shares sold under the 2022 ATM will be sold at the prevailing market price at the time of sale.  The net proceeds of any such sales under the 2022 ATM will be used for general working capital purposes, including the Work Program as described above.  As of July 13, 2023, the Company has issued 1,089,503 Common Shares, through the U.S. Agent on the NYSE American pursuant to the 2022 ATM, at an average price of $1.81 for gross proceeds of $1.98 million.  Directly attributable fees and expenses related to the 2022 ATM of $0.35 million were incurred in the nine month period ended May 31, 2023.

Platinum Group Metals Ltd.	…4

Results For The Nine Month Period Ended May 31, 2023

During the nine month period ended May 31, 2023, the Company incurred a net loss of $4.05 million (May 31, 2022 - $7.26 million).

General and administrative expenses of $2.9 million (May 31, 2022 - $3.26 million ) during the current period were lower than the comparable period, with the higher expense at May 31, 2022 being primarily due to legal expenses for our successful defense at trial against claims by Africa Wide, which took place during October 2021 and February 2022.  Interest expense was $Nil in the current period versus $1.65 million in the comparable nine month period of fiscal 2022.  The Company repaid all its remaining debt in February 2022, thereby eliminating related future interest expense.  The foreign exchange gain recognized in the current period was $0.29 million (May 31, 2022 - $0.12 million loss) due to the U.S. Dollar increasing in value relative to the Canadian Dollar during the current period.  Lion Battery joint venture battery research and development expenses were $0.30 million during the nine month period (May 31, 2022 - $0.25 million).  Stock compensation expense was $1.6 million during the period (May 31, 2022 - $1.73 million).

At May 31, 2023, finance income consisting primarily of interest earned in the period amounted to $0.47 million (May 31, 2022 - $0.09 million).

Loss per share for the current period amounted to $0.04, as compared to a loss of $0.08 per share for the nine month period ended May 31, 2022.

Amounts receivable at May 31, 2023, totalled $0.44 million (August 31, 2022 - $0.38 million) while accounts payable and accrued liabilities amounted to $0.62 million (August 31, 2022 - $1.12 million).  Amounts receivable were comprised mainly of value added taxes repayable to the Company in South Africa.  Accounts payable consisted primarily of Waterberg engineering fees, infill and geotechnical drilling costs, accrued professional fees and regular trade payables.

Total expenditures on the Waterberg Project, before partner reimbursements, for the nine month period ended May 31, 2023 were approximately $3.5 million (May 31, 2022 - $2.6 million).  After accounting for foreign exchange gains or losses related to the U.S. Dollar, at May 31, 2023, $38.6 million in accumulated net costs were capitalized to the Waterberg Project (May 31, 2022 - $43.4 million).  Total expenditures on the property since inception from all investor sources to May 31, 2023 are approximately $83.8 million.  For more information about the Waterberg Project, see Note 3. of the Financial Statements, "Mineral Properties and Exploration and Evaluation Assets".

Platinum Group Metals Ltd.	…5

Outlook

The Company's primary business objective is to advance the Waterberg Project to a development and construction decision.  PTM is the operator of the Waterberg Project as directed by a technical committee comprised of representatives from joint venture partners Impala Platinum Holdings Ltd. ("Implats"), Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), JOGMEC and Hanwa.

On October 18, 2022, Waterberg JV Co. approved in principle the pre-construction Work Program (as described above) of approximately $21.0 million over a 23-month period ending August 31, 2024.  The Work Program is focussed on project infrastructure including initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility Eskom and advancement of the Waterberg Social & Labour Plan.  An update to the 2019 Waterberg Definitive Feasibility Study ("DFS Update") is also underway, including a review of cut-off grades, mining methods, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the project's financial model.

From the Work Program, an Initial Budget of approximately $2.5 million was approved for expenditure by March 31, 2023, including thirty-two infill boreholes, several geotechnical boreholes, and one exploration borehole.  The Initial Budget was completed as planned. A Stage Two Budget for $3.6 million in work was approved for expenditure on March 24, 2023.  The Stage Two Budget, currently underway, includes DFS Update engineering, pre-construction engineering, electrical power supply engineering and the permitting and licensing of construction aggregate borrow pits identified near the Waterberg mine site.

The Initial Budget and the Stage Two Budget are being funded pro rata by the joint venture partners.  Subsequent expenditures in accordance with the Work Program are subject to expected approvals for the next sequential time period beginning September 1, 2023.

The Company continues to work closely with regional and local communities and their leadership on mine development plans to achieve optimal outcomes and best value to all stakeholders.

Before project financing and a construction decision can be undertaken, arrangements will be required for project concentrate offtake or processing.  Obtaining reasonable terms for Waterberg concentrate offtake from an existing smelter/refiner in South Africa is considered the preferred option and discussions with such parties are ongoing.

In addition to seeking reasonable terms for Waterberg concentrate offtake from an existing smelter/refiner in South Africa, the Company must also consider alternatives. The NI 43-101 definitive feasibility study technical report for the Waterberg Project entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019, stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from Waterberg and the other potential Platreef miners".  The Company is assessing the economic feasibility of constructing a matte furnace and base metal refinery in South Africa, either with or without partners, to process Waterberg concentrate.  A matte furnace and base metal refinery as described above is envisioned as a separate business from Waterberg JV Co. that could provide fair market concentrate offtake terms to Waterberg JV Co. and possibly to other PGM miners.  Discussions with potential participating partners and investors are ongoing.

Platinum Group Metals Ltd.	…6

The Company is also assessing the economic feasibility of constructing a matte furnace and base metal refinery outside of South Africa to process Waterberg concentrate.  Working with a potential partner in a jurisdiction with less expensive power and water, the Company has completed a trade off study which indicates that savings on power and water substantially offset the cost of additional concentrate transportation.  Before concentrate could be exported from South Africa, a formal government approval would be required.  Further studies are underway.

As the world seeks to decarbonize and look for solutions to climate change, the adoption of battery electric vehicles is forecast to reduce the future demand for PGMs used in autocatalysis.  The unique properties of PGMs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation and storage, which may create new demand for PGMs.  The Company's battery technology initiative through Lion with partner Anglo represents one such new opportunity in the high-profile lithium battery research and innovation field.  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue.  Technical results from Lion's research may have application to most lithium-ion battery chemistries and the scope of Lion's research work is being expanded.

Environmental, Social and Governance

In November 2022, Platinum Group received its second annual Environmental, Social and Governance ("ESG") disclosure report from Digbee Ltd. ("Digbee"), a United Kingdom based company that has developed an industry standard ESG disclosure framework for the mining sector providing a right-sized, future looking set of frameworks against which they can credibly disclose, track, compare and improve their ESG performance.  Digbee ESG has been developed in consultation with mining companies, ESG specialists and capital providers and is endorsed by leading financial institutions, producing mining companies and other industry stakeholders.  Digbee's reporting framework is aligned with global standards, including the Equator Principles.

Regulatory

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's Annual Information Form for the year ended August 31, 2022 ("AIF") as filed with Canadian securities regulators and annual report on Form 40-F for the year ended August 31, 2022 ("Form 40-F") as filed with the U.S. Securities and Exchange Commission ("SEC").

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Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, JOGMEC and Hanwa.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the completion of the various phases of the Work Program, the planned DFS Update, the plan for and development of the Waterberg Project and the potential benefits and results thereof, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development financing and concentrate offtake, financing and mine development of the Waterberg Project, the size and cost of the Waterberg Project, the economic feasibility of establishing a Waterberg matte furnace, the possible implementation of dry stack tailings methods and results on water consumption, work with local communities, the development of new battery technologies and the potential benefits of utilizing palladium and platinum therein, the commercialization thereof and Lion's development of next generation battery technology, a the market demand outlook for PGMs, the success of Lion's and FIU's research and development efforts, the expansion of Lion's research work into additional battery chemistries, the Company's ability to better access capital markets due to its ESG practices, the results of the Company's infill drill program at the Waterberg Project, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19, the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, AIF and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.